Exhibit 8.1

SUBSIDIARIES OF OTONOMO TECHNOLOGIES LTD.

Name of Subsidiary	Jurisdiction of Organization
Otonomo Inc.	Delaware (USA)
Otonomo GmbH	Germany
Otonomo Merger US Inc.	Delaware (USA)
Neura, Inc.	Delaware (USA)
Neura Labs Ltd.	Israel
The Floow Limited	United Kingdom
The Floow North America Inc.	Delaware (USA)